Mail Stop 0306

October 19, 2004



Via: US Mail and Facsimile to (516) 694-4823


Mr. Michael Gorin
President, Chief Financial Officer
Aeroflex Incorporated
35 South Service Road
Plainview, NY  11803

	RE:	Aeroflex Incorporated
		Form 10-K for the fiscal year ended June 30, 2004
		File No. 001-08037

Dear Mr. Gorin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2004

Item 7.  Management`s Discussion and Analysis

Overview - Page 11
1. In future filings, expand the discussions of your discontinued business to also include the following:
a. Discuss the likely effects on reported results and liquidity of material contingent liabilities, such as product or environmental liabilities or litigation, that may remain with you notwithstanding disposal of the underlying business;
b. If you retain a financial interest in the discontinued component or in the buyer of that component that is material to you, include discussion of known trends, events, and uncertainties, such as the financial condition and operating results of the issuer of the security, that may be reasonably expected to affect the amounts ultimately realized on the investments.
Refer to SAB Topic 5-Z and FIN 45.

Results of Operations

Selling, General and Administrative Expenses (SG&A) - Page 14
2. In future filings, when you cite more than one factor in explaining the change in a financial statement line item in MD&A, please revise to separately quantify the amounts of the individual factors cited, including offsetting factors. For example, revise future filings to quantify the increases in compensation, professional and insurance expenses included in your selling, general and administrative expenses.

Restructuring Charges - Page 17
3. We see your MD&A disclosure of your restructuring charges. Pursuant to SFAS 146, EITF 94-3 and SAB Topic 5-P, the following additional disclosures in future filings would be useful to investors:
a. Describe the specific conditions or events leading management to consolidate certain facilities, including specific factors related to products, processes, customers and/or market conditions;
b. Identify significant actions taken and describe the expected timing of those actions;
c. Identify the number and describe the nature of the positions being eliminated;
d. Disclose the intended effects of your restructuring on your financial position, future operating results and liquidity;
e. Quantify the anticipated and actual cost savings derived from your restructuring efforts during the periods presented.
Off-Balance Sheet Arrangements
4. We note that you did not disclose your off-balance sheet arrangements. In future filings, include a separately captioned subsection discussing off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company`s financial condition. Refer to Item 303 (A)(4) of Regulation S-K and SEC Release No. 33-8182.

Defined Benefit Pension Plans

5. We see that your pension plans are not presently funded. Revise future filings to include MD&A discussions of the future effect of the unfunded pension obligations on your financial position, operating results and liquidity. Refer SEC Release No. 33-8182.

Financial Statements

Note 1: Summary of Significant Accounting Principles and Policies

Financial Instruments and Derivatives - Page S-7
6. Revise future filings to clearly describe your accounting for derivatives, in particular those derivatives designated and qualifying as hedges pursuant to SFAS 133:

a. Your current disclosure of "derivatives that are deemed effective under SFAS 133" is unclear and may be confusing to the investor. We assume that you intended to say that for those derivatives designated and qualifying as effective cash flow hedges under SFAS 133, changes in their fair value are recorded as a component of other comprehensive income. If true, please clarify in future filings, beginning with your next Form 10-Q.

b. Also, in future filings please provide all the disclosure required by paragraphs 44 and 45 of SFAS 133. You should provide the disclosures relating to fiscal 2004 and 2003, not previously provided in your 2004 Form 10-K, in your next Form 10-Q.


Revenue Recognition - Page S-7
7. We see that you recognized revenue at the time of shipment of products to customers. Confirm to us that your products are shipped FOB shipping point or revise your policy in all future filings to conform to the guidance provided in SAB Topic 13A-3 which indicates that revenue should not be recognized until the customer has taken title to the product. For products shipped FOB destination, that event occurs when the product is delivered to the customer`s delivery site.
8. In addition, tell us and revise future filings to clarify the accounting for any special arrangements with customers such as price protection, rights of return and other discounts, credits or special terms. See paragraph 6 of SFAS 48.

Note 2 - Discontinued Operations - Page S-11
9. Revise future filings, as applicable, to include the following additional disclosures pursuant to paragraph 47 of SFAS 144:
a. Material contingent liabilities, such as product or environmental liabilities or litigation, that may remain with the Company notwithstanding disposal of the underlying business, and
b. The amount of the reasonably likely range of possible loss pursuant to SFAS 5.

Note 3 - In-Process Research and Development Expenses - Page S-4 and Pages S-13 to S-17
10. We see that you have incurred amounts relating to Purchased In-Process Research and Development costs, noting that you deemed the IPR&D to have no future alternate use at the date of purchase for all of the periods presented. Revise future filings to expand the footnote disclosure to include the followings for significant purchased IPR&D amounts:
a. Appraisal method used to fair value the IPR&D on a project by project basis;
b. Significant appraisal assumptions, such as -
i. period in which material net cash inflows from significant projects are expected to commence;
ii. material anticipated changes from historical pricing, margins and expense levels; and
iii. the risk adjusted discount rate applied to the project`s cash flows.
Refer to FIN 4.

Note 13 - Defined Benefit Pension Plans - Page S-29
11. We note your defined benefit pension plans disclosure. Pursuant to paragraph 6 of SFAS 132R, revise future filings to include the following additional disclosures;
a. The projected benefit obligation in excess of plan assets;
b. The accumulated benefit obligation in excess of plan assets;
c. Targeted asset allocation by assets category for the reporting periods.



*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Enunwaonye, Staff Accountant, at (202) 824-5529 or me at (202) 942-1984 if you have any questions.


							Sincerely,



							Martin F. James
							Senior Assistant Chief Accountant
Mr. Michael Gorin
Aeroflex Incorporated
October 19, 2004
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